Exhibit 99.1

IsoEnergy Winter Drilling Intersects Elevated Radioactivity in Multiple Holes, Including 30,050 cps over 1.0 Metre, in a Newly Reinterpreted Fault Zone on the South Trend of the Hurricane Deposit

TORONTO, April 7, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or "The Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce results from its recently completed 2026 winter exploration drilling program at the Larocque East project (the "Project"), home to the high-grade Hurricane deposit ("Hurricane" or the "Deposit"), in the eastern Athabasca Basin, Canada. The program was expanded based on encouraging results, increasing from an initial plan of 13 diamond drill holes totaling 5,200 m to 17 diamond drill holes totaling 6,804 m, targeting potential resource expansion at the Deposit and testing greenfield targets up to three kilometres east along the Larocque Trend ("Larocque Trend").

Hurricane hosts a current Mineral Resource of 48.6 Mlb U3O8 at 34.5% U3O8 Indicated, and 2.7 Mlb U3O8 at 2.2% U3O8 Inferred (See "Qualified Person Statement" below). The Project benefits from excellent infrastructure, located approximately 40 km northwest of the McClean Lake mill, and features relatively shallow mineralization at approximately 325 m depth, supporting efficient exploration and future development optionality. The Deposit is located on the Larocque Trend, an important regional structure that also hosts other notable high-grade occurrences including those on Cameco and Orano's Dawn Lake joint venture.

Highlights

•	Additional mineralized fault strands have been identified across the width of the Hurricane South Trend, highlighting a broader and more prospective corridor than previously interpreted, with potential for additional zones within underexplored areas.
•	Drill hole LE26-248, drilled within the low-grade resource envelope (Figures 1, 2 and 3), intersected strongly elevated radioactivity returning an average RS-125 spectrometer reading on drill core of 30,050 counts per second ("cps") over 1.0 m (local off-scale readings of >65,500 cps), within a broader zone of 11,275 cps over 3.5 m, in the newly reinterpreted L fault zone within the South Trend.
•	Mineralization has now been intersected in multiple holes along the South Trend up to 540 m east of the Deposit footprint (Figure 1). Strongly elevated radioactivity intersected in multiple 2026 holes builds on past results in demonstrating the growing scale and prospectivity of this trend:
•	LE26-241 (100 m east of LE26-248): Intersected strongly elevated radioactivity in the lower 8 m of sandstone above the unconformity at 325.9 m, including 3,712 cps over 0.5 m.
•	LE26-243 (180 m east of LE26-248): Intersected an average of 10,000 cps over a 0.5 m within an interval of elevated radioactivity in the lower 6 m of sandstone above the unconformity at 328.9 m.
•	LE26-234 (560 m east of LE26-248): Intersected two intervals of elevated radioactivity.
•	A 1.5 m interval, including 6,450 cps over 0.5 m, within altered lower sandstone (moderate to strong clay alteration, quartz dissolution, and faults) located 26 m above the unconformity at 358.9 m; and
•	A 2.5 m interval in the basal sandstone immediately above the unconformity, including 1,270 cps over 0.5 m.
•	Geochemical results are pending as IsoEnergy prepares for summer drilling.
•
•	All samples from the winter drill program have been submitted to the Saskatchewan Research Council Geoanalytical Laboratory, with assay results anticipated in due course.

Table 1: Selected Radioactivity Highlights, 2026 Winter Drilling Program, Larocque East Project(1) (CNW Group/IsoEnergy Ltd.)

1. See Table 2 for a listing of individual 0.5 m mineralized intervals defined as intervals over which average RS-125 handheld spectrometer readings on drill core exceeded 350 cps.
2. Radioactivity is total gamma from drill core measured with an RS-125 hand-held spectrometer.
3. Individual 0.5 m interval cps values reported throughout this press release are averages of three readings taken over the 0.5 m interval.
4. Measurements of total gamma cps on drill core are an indication of uranium content but may not correlate with uranium chemical assays.

Dan Brisbin, Vice President of Exploration, stated, "The 30,050-cps result in LE26-248, combined with elevated radioactivity confirmed in step-out holes up to 560 metres along strike to the east, continues to highlight the prospectivity of the Hurricane South Trend. Results to date are being used by our Project team to reinterpret the faults that control uranium mineralization along the South Trend and suggest potential for additional mineralization in areas that remain underexplored. We look forward to following up on these results with further drilling."

Philip Williams, CEO and Director, commented, "I'd like to congratulate the entire Larocque East technical team on a highly successful winter drill program driven by a rigorous geological approach. The team delivered an expanded program, safely and efficiently, producing some of the most encouraging results we've seen along the South Trend and demonstrating the scale of the opportunity in this underexplored corridor. Upon receipt of assay results, the team will design an aggressive follow-up program to further test the South Trend as part of our 2026 summer exploration drilling."

2026 Drill Hole (at UNCO)
2026 Mineralized Drill Hole (at UNCO)
Historical Drill Hole (at UNCO)
Trends
ANT Anomaly (at UNCO)
High Grade Domain
Medium Grade Domain
Low Grade Domain
IsoEnergy Ltd.
Larocque East Property
Hurricane Deposit
LE26-239
2,747 CPS / 1.0 m
LE25-218
0.312 % U_3O_8 / 0.5 m
LE26-233
North Trend
Main Trend
South Trend
Dawn Lake JV
Cameco - Orano
LE26-236
LE26-245
LE26-247
LE26-246
LE26-235
LE26-237
LE26-244
1,150 CPS/ 0.5 m
LE26-248
11,275 CPS/ 3.5 m
including
30,050 CPS/ 1.0 m
LE26-249
2,000 CPS/ 0.5 m
LE26-241
3,712 CPS/ 0.5 m
LE26-243
10,000 CPS/ 0.5 m
and
1,800 CPS/ 0.5 m
LE22-115A
1.0 % U_3O_8/ 2.0 m
incl. 3.3 % U_3O_8/ 0.5 m
LE21-101
0.6 % U_3O_8 / 4.5 m
incl. 3.1 % U_3O_8 / 0.5 m
LE25-207
1.61 % U_3O_8 / 0.5 m
and
1.71 % U_3O_8 / 0.5 m
LE25-210
0.115 % U_3O_8 / 2.5 m
and
0.486 % U_3O_8 / 0.5 m
LE26-234
6,450 CPS/ 0.5 m
and
1,270 CPS/ 0.5 m
0 50 100
Meters
NAD 83 ZONE 13N
544,500E m
544,750E m
545,000E m
6,496,750N m
6,496,500N m
6,496,250N m

Figure 1 – 2026 winter drill holes in the Hurricane Deposit area. Mineralization highlights are U3O8 for selected pre-2026 drill holes referred to in the text and cps measured on drill core with an RS-125 handheld spectrometer for 2026 drill holes. (CNW Group/IsoEnergy Ltd.)

Resource Expansion Targets at Hurricane

Winter drilling focused on resource expansion targets along the North and South trends that flank the Hurricane deposit (Figure 1). These trends are situated within a low seismic velocity anomaly identified by ambient noise tomography ("ANT"), which is interpreted to map the prospective Hurricane alteration zone. Uranium mineralization was intersected on both trends in 2026 drill holes, building on intersections along these two trends in 2025. Additionally, three drill holes tested targets up to three kilometres along trend to the east of the Hurricane deposit.

South Trend

The Hurricane South Trend is a compelling exploration trend with mineralization intersected in multiple holes over a 540 m strike length to the east of the Deposit. Winter 2026 drilling continued to test the South Trend of the Deposit and along strike to the east, building on positive results from 2025 that intersected mineralization near the unconformity in drill holes LE25-207 and LE25-210, and in previous holes LE21-101 and LE22-115A (see press release dated December 3, 2025). Results from the 2026 winter drilling program continue to demonstrate the potential for a significant unconformity-style uranium discovery along this trend.

Hurricane Footprint on the South Trend

Two holes, LE26-244 and LE26-248, were drilled within the footprint of the low-grade zone in the southwestern portion of the Deposit, with LE26-249 drilled approximately 40 m along strike to the east of LE26-248 to follow up on strongly elevated radioactivity intersected in LE26-248 on the newly redefined L Fault Zone (Figure 3). The L Fault Zone is the southernmost east-striking structure recognized at Hurricane, consisting of one or more fault strands within the South Trend. Exploration on the South Trend has historically focused on the J and K faults that control mineralization in the southern high-grade lens of the Hurricane deposit. The 30,050 cps result in LE26-248 highlights the prospectivity of the L Fault Zone, and future drilling will look to better define its geometry, controls on mineralization, and continuity along strike.

LE26-248 returned 30,050 cps over 1.0 m (with local off-scale peak readings >65,500 cps) straddling the unconformity at 330.2 m (Figure 2) within a broader interval that averaged 11,275 cps over 3.5 m. Anomalous radioactivity exceeding 400 cps commences within the sooty pyrite zone in the basal sandstone, extending into the graphitic pelite below.

Figure 2 – LE26-248 drill core averaging 30,050 cps over 1.0 m as measured by RS-125 spectrometer within a 3.5 m interval in which average 0.5 m interval radioactivity ranges from 445 cps to 30,100 cps. The yellow line marks the unconformity, obscured by alteration and mineralization. White lines indicate the assay sample intervals which also correspond to the 0.5 m intervals over which average cps is measured (labelled in white text). Red lines indicate the extent of radioactivity >350 cps. The core from this interval is considered as “mineralized” and split and submitted for U3O8 assay along with two 0.5 m long samples “shoulder" samples above and below the mineralized interval. (CNW Group/IsoEnergy Ltd.)

The sandstone column from 143.5 m to the unconformity is characterized by strongly pervasive bleaching associated with illitic and kaolinitic clay alteration, indicative of a well-developed hydrothermal system characteristic of unconformity-style uranium deposits in the Athabasca Basin. Two zones of structural disruption were intersected: a 14.3 m (drill width) wide fault zone at 251.7 m characterized by intermittent broken core and quartz dissolution, preceded above by a weak to moderate pervasive hematite overprint from 143.5 m; and a 13.3 m (drill width) wide fault zone at 303.7 m characterized by broken, blocky and friable sandstone with a strong hydrothermal hematite overprint transitioning to a pervasive sooty pyrite overprint at 312.1 m that extends to the unconformity.

Larocque East
Hurricane Deposit
Section 4485
Looking East
IsoEnergy Ltd.
N
S
LE26-248
11,275 cps
3.5 m
including
30,050 cps
1.0 m
Sandstone
Basement
UNCO
LE20-46
LE20-48
LE20-71
LE21-107
LE21-82
LE21-103
LE19-12
LE26-246
LE19-11
LE20-68
H-Fault
I-Fault
J-Fault
K -Fault
L-Fault
40 m
RS-125 spectrometer
CPS measured on drill core
Drillhole
Fault
Fault Zone
Sandstone
Graphitic Pelite
Pelite
Semi-Pelite
Granodiorite
Hurricane Deposit

Figure 3 – Hurricane deposit cross section 4485E showing location of strongly elevated radioactivity intersected at the unconformity in 2026 drill hole LE26-248 along the newly reinterpreted L Fault Zone with the Hurricane South Trend. The cross section is drawn looking east and depicts geology from approximately 100 m above the unconformity to approximately 150 m below the unconformity. (CNW Group/IsoEnergy Ltd.)

LE26-244 returned up to 1,150 cps over 0.5 m within a broader interval averaging 717 cps over 1.5 m, associated with sooty pyrite in the basal sandstone immediately above the unconformity at 332.8 m.

The sandstone column is characterized by progressive bleaching and illitic clay alteration from surface, with three discrete zones of structural disruption: an 8.6 m (drill width) wide fault zone associated with strong pervasive limonite staining at 164.4 m, a 22.7 m (drill width) wide fault zone characterized by quartz dissolution and broken and blocky core from 276.9 to 299.6 m, and a 10.7 m (drill width) wide fault zone from 313.0 to 323.7 m associated with a strong hydrothermal hematite overprint. Below the lowermost fault zone, the sandstone is grey and reduced with a pervasive sooty pyrite overprint, transitioning to very reduced dark grey to black core from 329.8 m to the unconformity. Graphitic pelite was intersected in the basement below.

While the radioactivity returned in LE26-244 is lower grade than the adjacent LE26-248, the well-developed alteration, the degree of structural disruption, and sooty pyrite reduction front at the unconformity contact remain highly prospective and warrant further evaluation.

LE26-249 was drilled approximately 40 m along strike to the east of LE26-248 to follow up on the strongly elevated radioactivity intersected in that hole. The hole intersected a thick sequence of hydrothermally altered sandstone, with moderate bleaching commencing at 119.0 m and clay alteration predominantly illitic from 100.0 m with minor kaolinite to the unconformity. Strong bleaching with a pervasive interstitial white clay overprint commences at 261.5 m, persisting to the unconformity, associated with a fault zone from 261.7 to 263.4 m characterized by discrete isolated faults with quartz dissolution. A second fault zone from 307.8 to 315.7 m contains multiple clay gouges ranging from 0.2 to 0.5 m in width, associated with a hydrothermal hematite overprint. Trace sooty pyrite alteration was intersected from 326.0 m, intensifying to moderate sooty pyrite from 330.0 to 330.5 m, with associated 2,000 cps over 0.5 m, immediately above the unconformity at 330.8 m. Graphitic pelite was intersected in the basement below the unconformity.

The position of the fault zones within the sandstone column rather than at the unconformity suggests the hole did not intersect the optimal target and was likely drilled slightly into the footwall of the prospective structure. The alteration, structural setting, and weak mineralization at the unconformity are encouraging and indicate that there is still potential and warrant further evaluation.

South Trend Step Out

Drill holes LE26-241, LE26-243, and LE26-247 were drilled to test the South Trend between the southern portion of the Deposit and a zone of mineralization intersected in LE21-101, LE22-115A, and LE25-207 approximately 240 m east of the deposit (Figure 1). LE26-241 intersected strongly elevated radioactivity in the lower eight metres of sandstone above the unconformity at 325.9 m, including an average RS-125 reading over 0.5 m of 3,712 cps. LE26-243 intersected strongly elevated radioactivity in the lower six metres of sandstone above the unconformity at 328.9 m, including a maximum of 10,000 cps over a 0.5 m interval. LE26-247 intersected a well-developed alteration zone and structural setting consistent with the South Trend, however no significant radioactivity was returned, likely reflecting a footwall position relative to the optimal target.

LE26-241 intersected elevated radioactivity in two intervals within the lower 8 m of sandstone above the unconformity at 325.9 m, an upper interval between 317.5 m and 321.0 m with 0.5 m average RS-125 values ranging from 297 cps to 3,712 cps within a zone of strong hydrothermal hematite, and a lower interval from 323.0 m to 325.5 m ranging from 342 cps to 862 cps within reduced sandstone immediately above the unconformity. The sandstone column is moderately to strongly bleached with predominantly illitic clay alteration from 128.0 m. A broad zone of structural disruption from 287.0 to 322.0 m is associated with strong hydrothermal hematite and discrete clay gouges to the unconformity. Pegmatite was intersected immediately below the unconformity, contacting graphitic pelite at 330.0 m.

LE26-243 intersected strongly elevated radioactivity immediately above the unconformity at 328.9 m, with a peak RS-125 readings averaging 10,000 cps over 0.5 m from 326.5 m to 327.0 m within a zone overprinted by strong hydrothermal hematite, correlating with anomalous readings ranging from 145 to 10,000 cps extending over approximately 6.0 m to the unconformity. The sandstone column is bleached from 263.4 m with predominantly illitic clay alteration, and a zone of structural disruption from 284.0 to 296.2 m characterized by quartz dissolution and clay-infilled fractures. Below this, strong hydrothermal hematite transitions to a sooty pyrite overprint from 327.0 m to the unconformity. A secondary anomaly of 1,800 cps was returned between 333.5 m and 334.0 m within a basement shear zone associated with weak hydrothermal hematite, suggesting uranium mobility extends into the basement.

LE26-247 intersected a well-developed alteration zone with predominantly illitic clay from 130.0 m, bleaching from 165.0 m becoming strongly bleached below 234.3 m, and four fault zones below 228.0 m characterized by quartz dissolution, clay-infilled fractures, and fracture-controlled limonite. Graphitic pelite with several shear zones was intersected below the unconformity at 323.8 m. No significant radioactivity was returned above background. The degree of structural disruption in the lower sandstone column suggests the hole was drilled slightly into the footwall of the prospective structure, however the alteration signature, structural setting, and graphitic basement are consistent with the key elements observed in mineralized holes along the South Trend and warrant further evaluation.

LE26-246 was drilled to test for the potential extension of the southwestern boundary of the Hurricane deposit south of where currently interpreted as mineralization in the southernmost previous drill hole, LE21-103. Elevated radioactivity was not intersected but mineral spectrometry results indicate that the entire sandstone column is strongly illitic, with lesser, localized dickite. This prospective clay mineralogy corresponds to the observation that bleached intervals with desilicification and clay alteration focused along numerous fault and fracture zones are present throughout the sandstone column. This degree of structural disruption and alteration is consistent with LE26-246 traversing the up-dip expression of the Hurricane alteration zone and intersecting the unconformity only about 20 m south of the interpreted resource boundary.

LE25-210 Follow Up on South Trend

Drill holes LE26-234, LE26-236, and LE26-245 were drilled to test for extensions to mineralization intersected in LE25-210, located 480 metres east of the Deposit, which returned 0.486% U3O8 over 0.5 m located three metres below the unconformity, within a 2.5 m interval averaging 0.115% U3O8 extending from 1.5 m above to 1.0 m below the unconformity.

LE26-234 returned the strongest result in this corridor, with a peak RS-125 reading over 0.5 m of 6,450 cps approximately 26 m above the unconformity within a broad zone of structural disruption, and a second interval of 1,270 cps immediately above the unconformity contact in a fault gouge. The sandstone column is moderately bleached from 157.6 m, becoming strongly bleached with pervasive interstitial white clay from 200.0 m, with predominantly illitic clay alteration and minor kaolinite below 210.0 m. A broad zone of structural disruption extends from 301.6 m to the unconformity, characterized by multiple centimetre-scale clay gouges, quartz dissolution, broken and blocky core, and metre-scale zones of unconsolidated core, with limonite staining intensifying in clay-rich intervals and sooty pyrite present in more competent intervals. Semipelite and pelite were intersected in the basement below the unconformity.

LE26-236 and LE26-245 intersected well-developed hydrothermal strongly bleached, illitic clay alteration in the sandstone, and graphitic pelite in the basement, consistent with a prospective setting, however no significant radioactivity was returned above background in either hole.

LE26-236 intersected a thick sequence of hydrothermally altered sandstone with predominantly illitic clay alteration and lesser kaolinite from 120.0 m, becoming strongly bleached with pervasive interstitial white clay from 242.0 m to the unconformity at 329.4 m. Intermittent centimetre-scale zones of quartz dissolution were intersected from 296.3 m to the unconformity, comprising less than 5% of the unit. Pelite to graphitic pelite was intersected in the basement below the unconformity. No significant radioactivity was returned above background.

LE26-245 intersected a thick sequence of hydrothermally altered sandstone, strongly bleached from 141.0 m, with predominantly illitic clay alteration and lesser kaolinite from 130.0 m to the unconformity. Two zones of structural disruption were intersected: the first from 217.1 to 253.7 m, characterized by increased desilicification on fracture and fault surfaces with limonite staining; and the second commencing at 272.4 m and extending to the unconformity at 324.5 m, characterized by clay gouge-dominated faults, limonite-stained fractures, and pervasive interstitial white clay throughout. Limonite staining intensifies from 320.1 m to the unconformity. Graphitic pelite was intersected in the basement below the unconformity, with bleaching extending 2.0 m below the unconformity contact and a 20 cm zone of hydrothermal hematite at the base of the bleached basement zone. No significant radioactivity was returned above background.

The winter drilling results, combined with the previously reported mineralization in LE25-210, highlight the potential for uranium mineralization along this eastern extension of the South Trend and warrant further drill testing.

North Trend

The North Trend is characterized by discontinuous faults in sandstone and basement, associated with a northern graphitic pelite basement unit and anomalous uranium geochemistry up to 50 metres north of the Hurricane deposit.

LE26-239 was completed on the North Trend as a cross-strike test between drill holes LE25-218 and LE20-56 (Figure 1), both of which returned strongly anomalous uranium geochemistry. (see news release dated December 3, 2025). LE26-239 intersected 2,747 cps over 1.0 m from 336.8 m to 337.8 m, within a 1.5 m interval of >350 cps, three metres below the unconformity at 334.2 m. This interval included 0.5 m with an average RS-125 value of 3,203 cps. The sandstone column has a mixed illite-dickite-kaolinite spectral mineralogy signature with illite dominant from 310 m to the unconformity where a chlorite component is also present. Minor faults with associated clay alteration and desilicification are abundant between 133.2 m and 170.5 m, and from 264.9 m to 343.8 m. A third interval of minor clay-coated faults is present in the basement from 359.9 m to 363.9 m. Pelite and semi-pelite were intersected in the basement.

LE26-233 was drilled to test the northern extent of uranium geochemistry anomalism intersected in previous holes north of the Hurricane deposit, and to provide information on structure and alteration within the northern portion of the 2023 ANT seismic velocity anomaly. Elevated radioactivity was not intersected. The sandstone column is strongly dickitic, with lesser chlorite, illite, and kaolinite except between 335 m and the unconformity at 364.7 m characterized by mixed illite, kaolinite and chlorite with the latter increasing toward the unconformity. Several faults and minor fault zones with associated desilicification and clay were intersected between 220.1m and 338.2 m. Basement rocks intersected include granite, pegmatite, semi-pelite, and pelite.

Greenfield Targets

Two drill holes were drilled in the winter program to test for extensions to the mineralization intersected in LE25-202. LE26-240 was drilled 50 m on strike to the east, and LE26-242 was drilled 40 metres on strike to the west (Figure2). LE25-202, completed 2.8 km east of the Deposit in the winter of 2025, intersected the best mineralized intersection on the Project outside of the Hurricane area. The intersection returned 1.05% U3O8 over 0.5 m in a broader interval that returned 0.583% U3O8 over 1.5 m (see press release dated December 3, 2025).

LE26-240 traversed a structurally disrupted zone with frequent clay-coated faults in the lower sandstone from 235.0 to the unconformity at 277.5 m. Intercalated pelite, semi-pelite and pegmatite were intersected in the basement, and minor clay- and chlorite-coated faults, a continuation of the lower sandstone fault zone were intersected to 299.4m. No anomalous radioactivity was detected.

LE26-242 intersected garnetite-quartzite followed by semi-pelite and pelite in the basement below the unconformity and 257.9 m. Desilicification and clay-coatings characterized relatively minor faults in the lower sandstone and basement. Significant radioactivity was not recorded.

LE26-238 was drilled as a large step out 1400 m east of Hurricane on a local ANT target on the potential projection of the Hurricane South Trend. It intersected the unconformity at 291.9m, and numerous minor clay- and chlorite-altered faults between 270.8 m and 336.9 m. It did not intersect significant radioactivity.

Two holes, LE26-235 and LE26-237, were drilled 65 and 130 m south of Hurricane, respectively, within a large undrilled area of the ANT low seismic velocity anomaly that envelopes Hurricane and that is interpreted to map the extent of prospective altered rocks.

LE26-235 intersected several intervals of desilicification, core loss, and fracture-controlled clay associated with numerous minor faults in the lower sandstone, particularly between 208.7 m and 234.1m, between 284.8 m and 295.5 m, and between 325.3 m and 349.0 m, before intersecting the unconformity at 349.5 m. The sandstone column is strongly illitic except for a mixed illite - dickite interval between 300 m and 320 m that corresponds to a gap between fault zones described above. This zone of structural disruption and alteration is likely the source of the low seismic velocity response and the up dip and distal expression of Hurricane alteration. Basement rocks intersected include relatively unaltered granite, pegmatite, pelite and semi-pelite. Elevated radioactivity up to 340 cps within a 20 m interval from 389.0 m to 419.0 m roughly corresponds to a granite interval in the basement section.

LE26-237 did not intersect significantly anomalous radioactivity. It intersected intercalated semi-pelite and pegmatite below the unconformity at 351.7 m. Desilicification associated with numerous minor faults in the sandstone from 191.0 to 237.0 m is the likely source of the low seismic velocity response, and the up-dip expression of alteration associated with the Hurricane South Trend faults. The spectral mineralogy of the sandstone column is dominated by illite and dickite with lesser kaolinite and chlorite. Illite is dominant between 130 m and 250 m an interval that hosts the minor faults and desilicification described above.

Table 2: Winter 2026 drill hole summary and RS-125 spectrometer results on intervals in which radioactivity exceeded 350 cps averaged over 0.5 m measured on core with an RS-125 spectrometer. (CNW Group/IsoEnergy Ltd.)

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 - Standards of Disclosure for Mineral Projects). See the December 3, 2025, press release information on assurance/quality control procedures, as well as the complete exploration results from the previous programs disclosed herein. Dr. Brisbin has verified the data disclosed herein. Data verification procedures included comparing radioactivity measured on core with the RS-125 spectrometer to radioactivity measured downhole with the 2PGA probe, comparing RS-125 data to cps values marked on core boxes in core photos, and checking reported composite lengths and cps values.

For additional information regarding the Company's Larocque East Project, including the current mineral resource estimate for IsoEnergy's Hurricane Deposit, please see the technical report entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available on the Company's profile at www.sedarplus.ca

Sample Collection, Preparation, Analyses and Security for Larocque East Project

Sample Collection Methods

Project drill core was delivered from the drill to IsoEnergy's core handling facilities at the Geiger Property in 2018 and to the Larocque Lake camp thereafter. The Larocque Lake camp is located at UTM NAD83 Zone 13 544,430 mE / 6,496,040 mN. Core is delivered via pick-up trucks in the winter and by skidder or helicopter in the summer. Core is logged, photographed, sampled, and stored at the Larocque East camp core logging facility. Core is stored in cross piles (upper sandstone) and core racks (lower sandstone and basement).

All drill core is systematically logged to record its geological and geotechnical attributes by IsoEnergy geologists and geological technicians. All drill cores are systematically photographed and scanned for radioactivity with a handheld Radiation Solutions RS-125 spectrometer. IsoEnergy geologists and geological technicians complete or supervise the on-site collection of several types of samples from drill cores. IsoEnergy geologists mark sample intervals and sample types to be collected based on geological features in the core and on radioactivity measured with the RS-125 in counts per second (CPS).

Composite geochemistry samples consist of roughly one-centimetre-long chips of core collected every 1.5 m to geochemically characterize unmineralized sections of sandstone and basement. Composite sample lengths are between five and ten metres (typically 3 to 7 chips per sample). A change to this procedure was made in 2024. For 5 m above and 2 m below the unconformity composite sample intervals are 0.5 m long.

Split-core "spot" (i.e., representative) samples are collected through zones of significant but unmineralized alteration and/or structure. Spot sample length varies depending on the width of the feature of interest but are generally 0.3 to 1.5 m in length; features of interest greater than 1.5 m are sampled with multiple samples. Half-metre shoulder samples are collected on the flanks of spot sample intervals.

Split-core mineralization ("MINZ") samples are collected through zones of elevated radioactivity exceeding 350 cps over at least 0.5 m measured via RS-125 handheld spectrometer. MINZ samples are generally 0.5 m in length. One half of the core is collected for geochemical analysis while the remaining half is returned to the core box for storage on site. Intervals covered by MINZ samples are contiguous with and do not overlap intervals covered by composite samples. Density ("DENS") samples are the only other type of sample collected from intervals covered by MINZ samples.

Split core density samples are collected from mineralized and unmineralized intervals. Within mineralized zones, density samples consist of a 0.1 m length of the half-core left after a MINZ sample is collected. Outside of mineralized zones density samples are commonly 0.1m long half-core samples with the other half returned to the box. Density samples are not routinely collected in exploration holes testing targets away from the Hurricane deposit on the Larocque East Project.

Systematic short-wave infrared ("SWIR") reflectance ("REFL") samples are collected from approximately the middle of each composite sample for analysis of clays, micas, and a suite of other generally hydrous minerals which have exploration significance. Spot reflectance samples are collected where warranted (i.e., fracture coatings). Reflectance samples are not collected through mineralized zones. IsoEnergy field staff collect spectra from reflectance samples using an ArcOptix FT Rocket Spectrometer. These spectra are subsequently sent electronically to the IMDEX aiSIRIS cloud computing service for semi-quantitative determinations of clay mineralogy.

For lithogeochemistry samples, sample tags with the sample number are placed in the sample bags before they are sealed and packed in plastic pails or steel drums for shipment to the SRC laboratories in Saskatoon, Saskatchewan. A second set of sample tags with the depth interval and sample number are stapled in the core box at the end of each sample interval. A third set of sample tags with the drill hole number, sample depth interval, and sample number are retained in the sample book for archiving. SWIR reflectance samples are tagged in a similar fashion to lithogeochemistry samples.

Up to winter 2024, geologists entered all sample data into IsoEnergy's proprietary drill hole database during core logging. Since the summer 2024 drilling program, logging and sampling data is being captured in MXDeposit, a commercially available software licensed from Seequent, and historic data has been migrated to MXDeposit.

Sample Shipment and Security

Individual core samples are collected at the core facilities by manual splitting. They are tagged, bagged, and then packaged in five-gallon plastic buckets or steel IP-2 drums for shipment to Saskatchewan Research Council Geoanalytical Laboratories ("SRC") in Saskatoon. Shipment to the laboratory was completed by IsoEnergy's expeditor, Little Rock Enterprises of La Ronge, Saskatchewan and/or Points North Freight Forwarding.

Assaying and Analytical Procedures

Composite and spot samples are shipped to SRC in Saskatoon for sample preparation and analysis. SRC is an independent laboratory with ISO/IEC 17025: 2005 accreditation for the relevant procedures. All 'LE' series drill holes were completed by IsoEnergy, and geochemical analyses were completed for the Company by SRC. All other drill holes were completed by previous operators and geochemical assay data has been compiled from historical assessment reports or provided by the previous operator(s).

The samples are dried, crushed, and pulverized as part of the ICPMS Exploration Package (codes ICPMS1 and ICPMS2) plus boron (code Boron). Samples were analyzed for uranium content, a variety of pathfinder elements, rare earth elements, and whole rock constituents with the ICPMS Exploration Package (plus boron). The Exploration Package consists of three analyses using a combination of inductively coupled plasma - mass spectrometry, inductively coupled plasma-optical emission spectrometry ("ICP- OES"), and partial or total acid digestion of one aliquot of representative sample pulp per analysis. Total digestion is performed via a combination of hydrofluoric, nitric, and perchloric acids while partial digestion is completed via nitric and hydrochloric acids. In-house quality control performed by SRC consists of multiple instrumental and analytic checks using an in-house standard ASR316. Instrumental check protocols consist of two calibration blanks and two calibration standards. Analytical protocols require one blank, two QA/QC standards, and one replicate sample analysis.

Samples yielding over 400 ppm U-t from LE18-01A or with radioactivity over 350 cps measured by RS- 125 (all subsequent drill holes) were also shipped to SRC. Sample preparation procedures are the same as for the ICPMS Exploration Package, samples were analyzed by ICP-OES only (Code ICP1) and for U3O8 using hydrochloric and nitric acid digestion followed by ICP-OES finish, capable of detecting U3O8 weight percent as low as 0.001%. Analytical protocols utilized replicate sample analysis; however, no in-house standards were used for these small batches. Boron analysis has a lower detection limit of two ppm and is completed via ICP-OES after the aliquot is fused in a mixture of sodium superoxide (NaO2) and NaCO3. SRC in-house quality control for boron analysis consists of a blank, QC standards and one replicate with each batch of samples.

Quality Assurance and Quality Control (QA/QC)

Quality Assurance in uranium exploration benefits from the use of down-hole gamma probes and hand- held scintillometers/spectrometers, as discrepancies between radioactivity levels and geochemistry can be readily identified.

IsoEnergy implemented its QA/QC program in 2019. CRMs are used to determine laboratory accuracy in the analysis of mineralized and unmineralized samples. Duplicate samples are used to determine analytical precision and repeatability. Blank samples are used to test for cross contamination during preparation and analysis stages. For each mineralized drill hole at least one blank, one CRM, and one duplicate sample are inserted in the MINZ sample series. For unmineralized samples such as composite and spot samples, field insertions are made at the rate of 1% for blanks, 2% for duplicates and 1% CRMs.

No QA/QC samples are inserted for reflectance samples as analyses are semi-quantitative only.

In addition to IsoEnergy's QA/QC program, SRC conducted an independent QA/QC program, and its laboratory repeats, non-radioactive laboratory standards, and radioactive lab standards were monitored and tracked by IsoEnergy staff.

Borehole Radiometric Probing Method

All successfully completed 2026 drillholes were radiometrically logged using a calibrated downhole Mount Sopris 2PGA-1000 probe, which collects a reading of gamma radiation every 10 centimetres along the length of the drillhole. The 2PGA probe was calibrated for the winter 2026 program by IsoEnergy geologists at SRC test pit facility in Saskatoon in January 2026. The total count gamma readings using the 2PGA-1000 probe may not be directly or uniformly related to uranium grades. LE26-248 was also logged with an alphaNUCLEAR high flux (ANHF) probe that was also calibrated at the SRC test pit facility.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information
This press release contains forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities for 2026 and the anticipated results thereof. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as planned and will be reported when anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates
The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada and Australia, as applicable, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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SOURCE IsoEnergy Ltd.

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For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 07-APR-26